SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
(Amendment No. 2)
(RULE 13e-3)
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
STATS ChipPAC Ltd.
(Name of the Issuer)
STATS ChipPAC Ltd.
(Name of Person(s) Filing Statement)
Ordinary Shares, including Ordinary Shares represented by
American Depositary Shares (each representing ten Ordinary Shares)
(Title of Class of Securities)
Ordinary Shares (CUSIP: Y8162B113)
American Depositary Shares (CUSIP: 85771T104)
(CUSIP Number of Class of Securities)

with a copy to:
Janet T. Taylor	Eva H. Davis	with a copy to:
STATS ChipPAC Ltd. 10 Ang Mo Kio Street 65 #05-17/20 Techpoint Singapore 569059 (65) 6824 7629	Jeffrey Symons Kirkland & Ellis LLP 777 South Figueroa Street, Suite 3700 Los Angeles, California 90017 (213) 680-8508	Mark E. Betzen Jones Day 2727 North Harwood Street Dallas, Texas 75201 (214) 220-3939
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

This statement is filed in connection with (check the appropriate box):

☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3(c)] under the Securities Exchange Act of 1934.
☐	b. The filing of a registration statement under the Securities Act of 1933.
☑	c. A tender offer.
☐	d. None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☐
Check the following box if the filing is a final amendment reporting the results of the transaction:   ☐
Calculation of Filing Fee

Transaction valuation* $1,494,980,186.70	Amount of filing fee** $45,895.89

*Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding ordinary shares of STATS ChipPAC Ltd., a company organized under the laws of Singapore, other than the shares owned by the Offeror, at a purchase price of S$1.75 per share, net to the seller in cash. As of March 9, 2007, there were 2,016,277,910 ordinary shares outstanding, of which 712,228,050 shares are owned by the Offeror. As a result, this calculation assumes the purchase of 1,304,049,860 shares. The transaction valuation of S$2,282,087,255.00 has been translated at US$1.00=S$1.5265, the Bloomberg composite U.S. dollar to Singapore dollar exchange rate at the close of the New York market on March 12, 2007.

**The amount of filing fee, calculated in accordance with Rule 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of the transaction value, or $45,895.89.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:	$45,895.89 Schedule TO-T Singapore Technologies Semiconductors Pte Ltd March 16, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

SEC2559 (6-05)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

SIGNATURE

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement filed under cover of Schedule 13E-3 (this “Schedule 13E-3”) with the Securities and Exchange Commission (“SEC”) on March 30, 2007 by STATS ChipPAC Ltd., a company incorporated with limited liability under the laws of the Republic of Singapore (“STATS ChipPAC” or the “Company”). Unless otherwise defined herein, terms used with initial capital letters have the meanings ascribed to them in the circular dispatched by the Company on March 30, 2007 to its security holders in connection with the Offer (“Circular”).
Singapore Technologies Semiconductors Pte Ltd (the “Offeror”) has offered to buy all of the outstanding ordinary shares of the Company which it does not already own. On March 16, 2007, the Offeror publicly advised that it sent an Options Proposal letter to all holders of Options of the Company, allowing them to participate in the voluntary cash tender offer. On April 13, 2007, Goldman Sachs, on behalf of the Offeror, announced that the Offer was declared unconditional in all respects at 3:30 p.m. Singapore time on Friday, April 13, 2007. This Schedule 13E-3 updates certain recent matters relating to the Options Proposal.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements (Regulation M-A Item 1005(d)).
Withholding Payment in the People’s Republic of China (the “PRC”) Relating to the Options Proposal
On April 19, 2007, the Company sent a letter to its optionholders who are resident in the PRC. In that letter the Company advised such optionholders that any optionholders who are resident in the PRC and who accept the Options Proposal (the “Accepting Optionholders”) will be taxable under the laws of the PRC. Because such payments are compensation related to the Accepting Optionholders’ employment with the Company’s PRC subsidiary, STATS ChipPAC Shanghai Co., Ltd. (“STATS ChipPAC Shanghai”), the Company believes that 20% of the total amount payable to any Accepting Optionholder under the Options Proposal (the “Appropriate Withholding Amount”) is required, under local laws, to be withheld and paid by STATS ChipPAC Shanghai on such Accepting Optionholder’s behalf to the local taxing authorities.
As a result, because the Offeror does not withhold the Appropriate Withholding Amount from the payment directly made to any Accepting Optionholder, STATS ChipPAC Shanghai needs to obtain the Appropriate Withholding Amount from such Accepting Optionholder so that STATS ChipPAC Shanghai can pay such amount to the local taxing authorities.
A copy of the Company’s letter to its optionholders who are resident in the PRC is attached as Exhibit 1.
No Solicitation or Recommendation
Neither this Schedule 13E-3 nor any of the exhibits hereto constitutes a solicitation or recommendation with respect to the Options Proposal.

Responsibility Statement
The Directors of the Company (including those who have delegated detailed supervision of this Schedule 13E-3) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Schedule 13E-3 are fair and accurate and that no material facts have been omitted from this Schedule 13E-3, and they jointly and severally accept responsibility accordingly.

Item 9.	Exhibits.
     The following exhibit is incorporated by reference from the Company’s Schedule 14D-9 (Amendment No. 2) filed on the date hereof.

Exhibit
No.	Description
1	STATS ChipPAC Ltd. letter to optionholders who are resident in the People’s Republic of China dated April 19, 2007

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

STATS ChipPAC Ltd.
By:	/s/ Tan Lay Koon
Tan Lay Koon
President and Chief Executive Officer

Dated: April 19, 2007